Exhibit 99.2

PROXY STATEMENT

_________

SUPERCOM LTD.

1 Arie Shenkar Street

Herzlia Pituach

Israel

________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 9, 2014

We are sending you this Proxy Statement because you hold Ordinary Shares of the Company, NIS 0.25 par value each (the "Ordinary Shares"). The Board of Directors of the Company (the "Board") is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any adjournment of the Meeting.

How You Can Vote

You can vote your shares by attending the Meeting or by completing, signing and returning the Proxy Card. Attached is the Proxy Card for the Meeting that is being solicited by our Board. Please follow the instructions on the Proxy Card. You may change your mind and cancel your Proxy Card by sending us written notice, by signing and returning a Proxy Card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a Proxy Card unless we receive it at our principal offices at the above address, not less than twenty-four (24) hours prior to the time set for the Meeting. If you sign and return the enclosed Proxy Card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “for” vote, unless you clearly vote "against" or "abstain" in respect of a specific resolution, and except for items 3, 4, and 5 on the agenda, in which indication of personal interest is required whereby, without the appropriate indication, your votes will not be counted.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on May 2, 2014. You are also entitled to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee, which was one of our shareholders of record at the close of business on May 2, 2014, or which appeared in the participant listing of a securities depository on that date. We are mailing the Proxy Cards to our shareholders on or about May 7, 2014, and we will solicit proxies primarily by mail. Proxy Cards will be available on the Company’s website http://www.supercom.com on or about May 5, 2014. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under the Company's articles of association (the "Articles"), the Meeting will be convened properly if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 33.333% of the voting power (the "Quorum"). If within one-half (1/2) hour from the time set for the Meeting a Quorum is not present, the Meeting will be adjourned to the same day, time and place the following week, or to another date and place as shall be determined by the Board.

Under Israeli law, broker non-votes and abstentions will be counted toward the required Quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

ITEM 1 – Appointment of independent public accountants

The Board has recommended that Deloitte Brightman Almagor Zohar & Co be appointed as the Company's independent public auditors for the fiscal year ending December 31, 2014, and further recommends that the shareholders ratify and approve the appointment. At the Meeting, shareholders will also be asked to authorize the Audit Committee of the Company to fix the remuneration of such auditors in accordance with the volume and nature of their services. With respect to fiscal year 2013, Deloitte Brightman Almagor Zohar & Co are entitled to receive $50,000 for audit services and $5,000 for tax-related services.

RESOLUTION NO. 1

“RESOLVED, to appoint Deloitte Brightman Almagor Zohar & Co, as the Company's independent public accountant for the fiscal year 2014, and to authorize the Company's Audit Committee to fix the remuneration of such independent public accountant in accordance with the volume and nature of their services.”

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above resolution No 1.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 2 –Election of Directors

Our Board has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as our Board of Directors may propose. The following nominees have advised the Company that they will serve as directors upon election and furnish the Company with the appropriate declaration as required by Israeli Law.

The following provides certain relevant information concerning the proposed directors, including their principal occupation during at least the past five years.

Mrs. Tsviya Trabelsi has served as a director since November 15, 2012 and, pursuant to the approval our shareholders, as the Chairperson of our Board since December 27, 2012. Prior to that Mrs. Trabelsi has acted as our Chairperson from July 2010 and until December 2011. Mrs. Trabelsi is a Certified Public Accountant with extensive financial management experience in Israel and the United States.  Mrs. Trabelsi is currently the CFO of Sigma Wave Ltd, ("Sigma"), our controlling shareholder, and also director of Klikot, an internet based company. Mrs. Trabelsi holds a BA in Economics and Accounting from the University of Tel-Aviv. Mrs. Trabelsi is the wife of Mr. Arie Trabelsi our CEO.

Mr. Menachem Mirski has served as a director of the Company since 25th July, 2010 and is the founder and a partner of Raz - El Ltd., a software and system development company located in Israel. He has more than 26 years of significant experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University.

Our Articles of Association provide that the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten.

RESOLUTION NO. 2

RESOLVED, to approve the Election of Mrs. Tsviya Trabelsi and Mr. Menachem Mirski to serve as Directors of the Company for terms ending at the next annual general meeting of the Company’s shareholders.

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to approve the above resolution No. 2.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 3 – Election of External Director for additional term of 3 years

        Our Board recommends to re-elect Mr. Avi Ayash, our External Director, to the Board of Directors of the company, to serve as an External Director of the Company for an additional three-year term starting at December 8, 2014 and ending at December 7, 2017 upon the fixed remuneration terms provided under applicable law.

Set forth below is certain information concerning Mr. Ayash.

Avi Ayash has served as an External director, and as the chairman of the audit committee and the compensation committee of the Company since December 8, 2011, he is the owner of Inbarim, a consulting firm for corporations and employees in the area of actuarial compensation, pensions and insurance, and serves as a member of the board of directors of the ROM fund, as an external director and as the chairman of its audit committee and its investment committee. Mr Ayash has more than 17 years of extensive experience in financial, pension and insurance consulting. Mr. Ayash holds a BA degree and MA degree in Economics from The Hebrew University, a degree in Actuarial Studies from Haifa University and a pension consultant license.

RESOLUTION NO. 3

"RESOLVED, to approve the Re-election of Mr. Avi Ayash to the Board of Directors of the company, to serve as an External Director of the Company for an additional three-year term starting at December 8, 2014 and ending at December 7, 2017 upon the fixed remuneration terms provided under applicable law."

The approval of the above Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority includes at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3.

If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (a) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (b) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 4 – Approval of the Company Compensation Policy.

The Compensation Committee and the Board of the of directors of the Company (following the recommendation of the Compensation Committee) has recommended the shareholder to approve the Company Compensation Policy substantially in the terms set forth in Appendix A Our Compensation and Board believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. Our Compensation Committee and Board also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.

Pursuant to the Companies Law, this Compensation Policy (the "Policy") will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders. The employment terms of all new Office Holders, and to the extent possible, any amendments to existing employment terms, will be determined in accordance with this Policy. We intend, in the framework of the periodic review of employment agreements that is required by law and under this Policy, to consider, amongst other considerations also the adjustment of the terms of employment to the Policy, taking into account the contribution of such Office Holder to our performance, the growth of our business and the best interest of the Company..

  RESOLUTION NO. 4

 “RESOLVED, to approve the Company Compensation Policy substantially in the terms set forth in Appendix A to the Proxy Statement relating to the General Meeting of the Company to be held on June, 9, 2014.”

The approval of the above Proposal 4 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority includes at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her vote to be counted with respect to this Proposal 4.

If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 4, his, her or its vote with respect to this Proposal 4 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (a) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (b) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 5 – Approval of the VP, Product Development's Employment Agreement

The Compensation Committee and the Board (following the recommendation of the Compensation Committee) has discussed the terms of employment of Mr. Barak Trabelsi as VP, Product Development, of the Company, taking into account the recent amendment to the Israeli Companies Law with respect to compensation of officers and the requirement thereof. In determining Mr. Trabelsi terms of Employment as VP, Product Development, our Compensation Committee and Board of Directors have taken into account the following considerations (collectively, the "Compensation Consideration"): (i) the education. professional experience and achievements of Mr. Trabelsi; (ii) Mr. Trabelsi position in the Company, scope of responsibilities, his contribution to the Company; (iii) the financial conditions of the company, the complexity of the Company’s business; (iv) comparison of the terms of employment of the Mr. Trabelsi to the terms of employment of other officers in the Company, as well as to terms of employment of senior executives in the same position in equivalent companies (similar industry, similar revenues, similar market value, similar scope of activities and/or similar number of employees) in Israel; and (v) the ratio between the total compensation of Mr. Trabelsi and the salary of all other Israeli officers of the Company and especially the relationship between the total compensation and the median and average salary of all such employees. Mr. Trabelsi is the son of Ms. Tsviya Trabelsi, the Chairperson of our Board of Directors and Mr. Are Trabelsi, our CEO

The Compensation Committee and our Board believe that the services to be provided by Mr. Trabelsi are essential for the business of the Company. Following such discussions the Compensation Committee and the Board adopted a resolution to approve, and to recommend to the shareholders to approve, the terms of employment of Mr. Trabelsi for the period commencing as of May 1, 2014 as set forth in the employment agreement between the Company and the Company VP, Product Development, attached hereto as Appendix B

RESOLUTION NO. 5

 “RESOLVED, to approve the execution and delivery by the Company of the Employment agreements with Mr. Trabelsi, the VP, Product Development, substantially in the terms set forth in Appendix B to the Proxy Statement relating to the General Meeting of the Company to be held on June 9, 2014.”

The approval of the above Proposal 5 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his or her vote to be counted with respect to this Proposal 5.

If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 5, his, her or its vote with respect to this Proposal 5 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (a) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (b) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 6 – Increasing the Company's authorized share capital.

As of May 1, 2014, 13,774,584 Ordinary Shares of the Company's 15,000,000 Ordinary Shares were issued or reserved for issuance under the Company's option plans.

Our Board of Directors has unanimously adopted a resolution recommending that our shareholders increase our authorized ordinary share capital to NIS 4,500,000 divided into 18,000,000 Ordinary Shares of NIS 0.25 par values each, and to amend our Memorandum of Association and Articles of Association to reflect such increase. Our Board of Directors believes that such increase will allow us to fulfill our obligations to our shareholders and will support our strategic plan.

It is proposed that at the Meeting the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of us and our shareholders:

RESOLUTION NO. 6

 “RESOLVED, to increase the authorized (registered) share capital of the Company to NIS 4,500,000 divided into 18,000,000 Ordinary Shares of NIS 0.25 par values each, and to amend the Memorandum of Association and Articles of the Company accordingly.”

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above resolution No 6.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 7 – Presentation and Discussion of the Company's 2013 Consolidated Financial Statements

At the Meeting, the audited consolidated financial statements for the year ended December 31, 2013 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

The foregoing consolidated financial statements report for the year ended December 31, 2013, which was filed with the SEC on April 29, 2014 on a Form 20-F, is available on our website at www.supercom.com or through the EDGAR website of the SEC at www.sec.gov. None of consolidated financial statements, or the contents of our website form part of the proxy solicitation material

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors.

/s/ Tsviya Trabelsi
Tsviya Trabelsi, Chairperson

Dated: May 4, 2014

SUPERCOM LTD. For the Annual General Meeting of the Company's Shareholders To Be Held On June 9, 2014, at 6:00 P.M THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of SUPERCOM Ltd. (the "Company") hereby appoints Liat Bachar, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of the Company at 1, Arie Shenkar Street, 4rd Floor, Hertzliya Pituach, Israel, on June 9, 2014, at 6:00 P.M, and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

SUPERCOM LTD.

Please date, sign and mail or fax your proxy card to: Corporate Secretary, SUPERCOM Ltd.

1 Arie Shenkar Street, Hertzliya Pituach, Israel,

Fax No: +972-9-889-0820

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.

IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

	FOR	AGAINST	ABSTAIN

1. To appoint Deloitte Brightman Almagor Zohar & Co. as the Company's independent public accountants for the year ending December 31, 2014 and to authorize the Company’s Audit Committee to fix the remuneration thereof in accordance with the volume and nature of their services.

	☐	☐	☐
2. To re-elect two (2) directors for terms expiring at our 2015 Annual General Meeting of Shareholders.	☐	☐	☐

3A. VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Resolution 3 TO APPROVE re-election of our external director for additional term of 3 years commencing as of December 8, 2014	☐	☐	☐

3B. VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Resolution 3 TO APPROVE re-election of our external director for additional term of 3 years commencing as of December 8, 2014.	☐	☐	☐

4A. VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Resolution 4 TO APPROVE the Compensation Policy of the Company.	☐	☐	☐

4B. VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Resolution 4 TO APPROVE the Compensation Policy of the Company.	☐	☐	☐

5A. VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Resolution 5 TO APPROVE our VP, Product Development's Employment Agreement	☐	☐	☐

Name: ______________

number of shares: __________________

Signature:___________________________

Date:_________

NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.

5B. VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Resolution 5 TO APPROVE our VP, Product Development's Employment Agreement	☐	☐	☐

6. Approval of increase of the Company's authorized share capital and an amendment to our Memorandum and Articles of Association to reflect such increase	☐	☐	☐